Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Consolidated Balance Sheet as at March 31, 2026, the Consolidated Statement of Comprehensive Income for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Interim Consolidated Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Interim Consolidated Financial Statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at March 31, 2026, its consolidated profit and its consolidated other comprehensive income for the three months and year ended on that date, its consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Interim Consolidated Financial Statements in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed included the following:

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.16 to the Consolidated Financial Statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•         We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•         We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed included the following:

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.16 to the Consolidated Financial Statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•         We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•         We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Responsibilities of Management and Board of Directors for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these Interim Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Interim Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Interim Consolidated Financial Statements, the respective Boards of Directors of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Interim Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Interim Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Interim Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Interim Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Interim Consolidated Financial Statements, including the disclosures, and whether the Interim Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Interim Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the Interim Consolidated Financial Statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the Interim Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Interim Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Interim Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Interim Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 23, 2026	Vikas Bagaria Partner (Membership No.060408) UDIN: 26060408WGGINA1796

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and year ended March 31, 2026

Index
Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and Notes to the Interim Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgements
1.6 Recent accounting pronouncements

2. Notes to the Interim Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible Assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Expense by nature
2.20 Employee benefits
2.21 Other income, net

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheet as at	Note	March 31, 2026	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	2.1	22,201	24,455
Current investments	2.2	12,950	12,482
Trade receivables		35,234	31,158
Unbilled revenue	2.17	15,483	12,851
Prepayments and other current assets	2.4	15,703	12,986
Income tax assets	2.12	1,835	2,975
Derivative financial instruments	2.3	83	192
Total current assets		103,489	97,099
Non-current assets
Property, plant and equipment	2.7	13,331	12,800
Right-of-use assets	2.8	6,177	6,311
Goodwill	2.9	12,117	10,106
Intangible assets	2.9	2,825	2,766
Non-current investments	2.2	8,930	11,059
Unbilled revenue	2.17	1,738	2,232
Deferred income tax assets	2.12	2,264	1,108
Income tax assets	2.12	666	1,622
Other non-current assets	2.4	4,430	3,800
Total non-current assets		52,478	51,804
Total assets		155,967	148,903
LIABILITIES AND EQUITY
Current liabilities
Trade payables		4,744	4,164
Lease liabilities	2.8	3,160	2,455
Derivative financial instruments	2.3	593	63
Current income tax liabilities	2.12	5,644	4,853
Unearned revenue		11,838	8,492
Employee benefit obligations		3,524	2,908
Provisions	2.6	1,512	1,475
Other current liabilities	2.5	21,307	18,440
Total current liabilities		52,322	42,850
Non-current liabilities
Lease liabilities	2.8	6,016	5,772
Deferred income tax liabilities	2.12	1,679	1,722
Employee benefit obligations		117	99
Other non-current liabilities	2.5	2,536	2,257
Total non-current liabilities		10,348	9,850
Total liabilities		62,670	52,700
Equity
Share capital - 5 par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,046,940,812 (4,143,607,528) equity shares fully paid up, net of 8,650,911 (9,655,927) treasury shares as at March 31, 2026 (March 31, 2025)	2.18	2,024	2,073
Share premium		1,839	2,180
Retained earnings		77,634	80,096
Cash flow hedge reserves		(19)	(18)
Other reserves		4,824	8,298
Capital redemption reserve		219	169
Other components of equity		6,331	3,020
Total equity attributable to equity holders of the Company		92,852	95,818
Non-controlling interests		445	385
Total equity		93,297	96,203
Total liabilities and equity		155,967	148,903

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statement of Comprehensive Income for the	Note	Three months ended March 31,		Year ended March 31,
		2026	2025	2026	2025
Revenues	2.16	46,402	40,925	178,650	162,990
Cost of sales	2.19	32,058	28,575	124,735	113,347
Gross profit		14,344	12,350	53,915	49,643
Operating expenses
Selling and marketing expenses	2.19	2,354	1,957	9,077	7,588
Administrative expenses	2.19	2,247	1,818	8,584	7,631
Total operating expenses		4,601	3,775	17,661	15,219
Operating profit		9,743	8,575	36,254	34,424
Other income, net	2.21	1,159	1,190	4,157	3,600
Finance cost		105	102	416	416
Profit before income taxes		10,797	9,663	39,995	37,608
Income tax expense	2.12	2,288	2,625	10,521	10,858
Net profit		8,509	7,038	29,474	26,750
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(236)	(145)	(288)	(92)
Equity instruments through other comprehensive income, net	2.2	374	29	397	19
		138	(116)	109	(73)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(11)	(56)	(1)	(24)
Exchange differences on translation of foreign operations		1,021	384	3,256	357
Fair value changes on investments, net	2.2	(93)	63	(27)	199
		917	391	3,228	532
Total other comprehensive income/(loss), net of tax		1,055	275	3,337	459
Total comprehensive income		9,564	7,313	32,811	27,209
Profit attributable to:
Owners of the Company		8,501	7,033	29,440	26,713
Non-controlling interests		8	5	34	37
		8,509	7,038	29,474	26,750
Total comprehensive income attributable to:
Owners of the Company		9,546	7,304	32,750	27,167
Non-controlling interests		18	9	61	42
		9,564	7,313	32,811	27,209
Earnings per equity share
Equity shares of par value 5/- each
Basic ()	2.13	21.01	16.98	71.58	64.50
Diluted ()	2.13	20.98	16.94	71.46	64.34
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.13	4,046,019,309	4,142,429,577	4,112,814,745	4,141,611,738
Diluted (in shares)	2.13	4,052,169,447	4,151,537,321	4,120,108,168	4,152,051,184

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	4,139,950,635	2,071	1,550	69,674	12,104	169	2,542	6	88,116	345	88,461
Changes in equity for the year ended March 31, 2025
Net profit	–	–	–	26,713	–	–	–	–	26,713	37	26,750
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	(92)	–	(92)	–	(92)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	19	–	19	–	19
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	–	(24)	(24)	–	(24)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	352	–	352	5	357
Fair value changes on investments, net*	–	–	–	–	–	–	199	–	199	–	199
Total comprehensive income for the year	–	–	–	26,713	–	–	478	(24)	27,167	42	27,209
Shares issued on exercise of employee stock options (Refer to note 2.11)	3,656,893	2	4	–	–	–	–	–	6	–	6
Employee stock compensation expense (Refer to note 2.11)	–	–	785	–	–	–	–	–	785	–	785
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	39	–	–	–	–	–	39	–	39
Transfer on account of options not exercised	–	–	(198)	198	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(74)	74	–	–	–	–	–	–
Transferred from other reserves to retained earnings	–	–	–	2,999	(2,999)	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	881	(881)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(2)	(2)
Dividends#	–	–	–	(20,295)	–	–	–	–	(20,295)	–	(20,295)
Balance as at March 31, 2025	4,143,607,528	2,073	2,180	80,096	8,298	169	3,020	(18)	95,818	385	96,203
Balance as at April 1, 2025	4,143,607,528	2,073	2,180	80,096	8,298	169	3,020	(18)	95,818	385	96,203
Changes in equity for the year ended March 31, 2026
Net profit	–	–	–	29,440	–	–	–	–	29,440	34	29,474
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	(288)	–	(288)	–	(288)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	397	–	397	–	397
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	3,229	–	3,229	27	3,256
Fair value changes on investments, net*	–	–	–	–	–	–	(27)	–	(27)	–	(27)
Total comprehensive income for the year	–	–	–	29,440	–	–	3,311	(1)	32,750	61	32,811
Shares issued on exercise of employee stock options (Refer to note 2.11)	3,333,284	1	1	–	–	–	–	–	2	–	2
Buyback of equity shares (Refer to note 2.18)	(100,000,000)	(50)	(1,244)	(16,706)	–	–	–	–	(18,000)	–	(18,000)
Transaction cost relating to buyback* (Refer to note 2.18)	–	–	(17)	(27)	–	–	–	–	(44)	–	(44)
Amount transferred to capital redemption reserve upon Buyback (Refer to note 2.18)	–	–	–	(50)	–	50	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	938	–	–	–	–	–	938	–	938
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	44	–	–	–	–	–	44	–	44
Transferred on account of options not exercised	–	–	(63)	63	–	–	–	–	–	–	–
Financial liability under option arrangements	–	–	–	(10)	–	–	–	–	(10)	–	(10)
Changes in the controlling stake of a subsidiary	–	–	–	7	–	–	–	–	7	2	9
Transferred from other reserves on utilization	–	–	–	1,260	(1,260)	–	–	–	–	–	–
Transferred from other reserves to retained earnings	–	–	–	2,214	(2,214)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(3)	(3)
Dividends#	–	–	–	(18,653)	–	–	–	–	(18,653)	–	(18,653)
Balance as at March 31, 2026	4,046,940,812	2,024	1,839	77,634	4,824	219	6,331	(19)	92,852	445	93,297

*	net of tax

#	net of treasury shares

(1)	excludes treasury shares of 8,650,911 as at March 31, 2026, 9,655,927 as at April 1, 2025, and 10,916,829 as at April 1, 2024 held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note	Year ended March 31,
		2026	2025
Operating activities
Net Profit		29,474	26,750
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization		4,902	4,812
Income tax expense	2.12	10,521	10,858
Finance cost		416	416
Interest and dividend income		(1,125)	(1,168)
Exchange differences on translation of assets and liabilities, net		954	79
Impairment loss recognized/(reversed) under expected credit loss model		33	48
Stock compensation expense		952	802
Provision for post sale client support and other provisions		(167)	(110)
Interest receivable on income tax refund		(63)	(327)
Other adjustments		881	833
Changes in working capital
Trade receivables and unbilled revenue		(5,177)	(1,769)
Prepayments and other assets		(2,312)	(1,334)
Trade payables		(26)	176
Unearned revenue		3,098	1,145
Other liabilities and provisions		2,111	1,177
Cash generated from operations		44,472	42,388
Income taxes paid		(8,648)	(5,602)
Net cash generated by operating activities		35,824	36,786
Investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds (Refer to note 2.7)		(2,727)	(2,237)
Deposits placed with corporation		(944)	(1,225)
Redemption of deposits placed with corporation		725	776
Interest and dividend received		875	948
Payment for acquisition of business, net of cash acquired	2.10	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business		(13)	–
Escrow and other deposits pertaining to Buyback		(1,815)	–
Redemption of escrow and other deposits pertaining to Buyback		1,815	–
Other receipts		15	10
Payments to acquire Investments
- Quoted debt securities		(6,450)	(3,242)
- Mutual fund units		(72,878)	(73,048)
- Certificates of deposit		(14,035)	(6,978)
- Commercial paper		(3,255)	(6,403)
- Other investments		(38)	(60)
Proceeds on sale of investments
- Quoted debt securities		10,720	3,155
- Mutual fund units		72,682	73,987
- Target maturity funds units		487	–
- Certificates of deposit		9,767	6,688
- Commercial paper		5,810	7,735
- Other investments		4	11
Net cash generated from investing activities		108	(3,038)
Financing activities
Payment of lease liabilities		(2,824)	(2,355)
Payment of dividends		(18,653)	(20,287)
Loan repayment of in-tech Holding GmbH		–	(985)
Payment of dividends to non-controlling interests of subsidiary		(3)	(2)
Buyback of equity shares including transaction costs		(18,058)	–
Shares issued on exercise of employee stock options		2	6
Other payments		(250)	(538)
Net cash used in financing activities		(39,786)	(24,161)
Net increase/(decrease) in cash and cash equivalents		(3,854)	9,587
Effect of exchange rate changes on cash and cash equivalents		1,600	82
Cash and cash equivalents at the beginning of the period	2.1	24,455	14,786
Cash and cash equivalents at the end of the period	2.1	22,201	24,455
Supplementary information:
Restricted cash balance	2.1	422	424

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Overview and Notes to the Interim Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or 'Infosys') provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys’s strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru -560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on April 23, 2026.

1.2 Basis of preparation of financial statements

The interim consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the audited interim consolidated financial statements have been discussed in the respective notes.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Refer to Note 2.14 for the list of subsidiaries and controlled trusts of the Company.

1.4 Use of estimates and judgments

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Critical Accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management. (Refer to Note 2.10 and 2.9.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9.1)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

IFRS 18 Presentation and Disclosures in Financial Statements	Presentation and Disclosures in Financial Statements
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Amendments to the Classification and Measurement of Financial Instruments
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Contracts Referencing Nature-dependent Electricity

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

On December 18, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, relating to factors an entity is required to consider in assessing the own-use requirements for contracts to buy and take delivery of nature-dependent renewable electricity; hedge accounting treatment for nature-dependent renewable electricity and related disclosures.

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

2. Notes to the Interim Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Cash and bank deposits	22,201	24,455
Total Cash and cash equivalents	22,201	24,455

Cash and cash equivalents as at March 31, 2026 and March 31, 2025 include restricted cash and bank balances of 422 crore and 424 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
(i) Current Investments
Amortized Cost
Quoted debt securities	100	169
Fair Value through other comprehensive income
Quoted debt securities	1,254	3,211
Commercial papers	1,205	3,641
Certificate of deposit	8,008	3,504
Fair Value through profit or loss
Mutual fund units	2,383	1,957
Total current investments	12,950	12,482
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	431	1,481
Fair Value through other comprehensive income
Quoted debt securities	7,493	8,666
Quoted equity securities	61	57
Unquoted equity and preference securities	630	169
Fair Value through profit or loss
Target maturity fund units	–	465
Unquoted equity and preference securities	52	25
Others(1)	263	196
Total non-current investments	8,930	11,059

Total investments	21,880	23,541
Investments carried at amortized cost	531	1,650
Investments carried at fair value through other comprehensive income	18,651	19,248
Investments carried at fair value through profit or loss	2,698	2,643

(1) Uncalled capital commitments outstanding as at March 31, 2026 and March 31, 2025 was 93 crore and 122 crore, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2026			Year ended March 31, 2025
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	(8)	1	(7)	216	(21)	195
Commercial papers	(7)	2	(5)	3	(1)	2
Certificates of deposit	(19)	4	(15)	3	(1)	2
Equity and preference securities	464	(67)	397	20	(1)	19

Method of fair valuation:

(In crore)

Class of Investment	Method	Fair value as at
		March 31, 2026	March 31, 2025
Mutual fund units - carried at fair value through profit or loss	Quoted price	2,383	1,957
Target maturity fund units - carried at fair value through profit or loss	Quoted price	-	465
Quoted debt securities - carried at amortized cost	Quoted price and market observable inputs	552	1,812
Quoted debt securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	8,747	11,877
Commercial papers - carried at fair value through other comprehensive income	Market observable inputs	1,205	3,641
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	8,008	3,504
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	61	57
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, option pricing model	52	25
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, option pricing model	630	169
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, option pricing model	263	196
Total		21,901	23,703

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which are subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, carried at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices, option pricing model, market multiples, and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in the consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2026 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	22,201	–	–	–	–	22,201	22,201
Investments (Refer to note 2.2)
Mutual fund units	–	–	2,383	–	–	2,383	2,383
Quoted debt securities	531	–	–	–	8,747	9,278	9,299 (1)
Commercial Papers	–	–	–	–	1,205	1,205	1,205
Certificates of deposit	–	–	–	–	8,008	8,008	8,008
Quoted equity securities	–	–	–	61	–	61	61
Unquoted equity and preference securities	–	52	–	630	–	682	682
Unquoted investment others	–	–	263	–	–	263	263
Trade receivables	35,234	–	–	–	–	35,234	35,234
Unbilled revenues (Refer to note 2.17)(3)	11,481	–	–	–	–	11,481	11,481
Prepayments and other assets (Refer to note 2.4)	7,342	–	–	–	–	7,342	7,321 (2)
Derivative financial instruments	–	–	27	–	56	83	83
Total	76,789	52	2,673	691	18,016	98,221	98,221
Liabilities:
Trade payables	4,744	–	–	–	–	4,744	4,744
Lease liabilities (Refer to note 2.8)	9,176	–	–	–	–	9,176	9,176
Derivative financial instruments	–	–	538	–	55	593	593
Financial liability under option arrangements (Refer to note 2.5)	–	–	876	–	–	876	876
Other liabilities including contingent consideration (Refer to note 2.5)	18,361	–	104	–	–	18,465	18,465
Total	32,281	–	1,518	–	55	33,854	33,854

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 21 crore

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	24,455	–	–	–	–	24,455	24,455
Investments (Refer to note 2.2)
Mutual fund units	–	–	1,957	–	–	1,957	1,957
Target maturity fund units	–	–	465	–	–	465	465
Quoted debt securities	1,650	–	–	–	11,877	13,527	13,689 (1)
Commercial papers	–	–	–	–	3,641	3,641	3,641
Certificates of deposit	–	–	–	–	3,504	3,504	3,504
Quoted equity securities	–	–	–	57	–	57	57
Unquoted equity and preference securities	–	25	–	169	–	194	194
Unquoted investments others	–	–	196	–	–	196	196
Trade receivables	31,158	–	–	–	–	31,158	31,158
Unbilled revenue (Refer to note 2.17)(3)	10,214	–	–	–	–	10,214	10,214
Prepayments and other assets (Refer to note 2.4)	7,210	–	–	–	–	7,210	7,130 (2)
Derivative financial instruments	–	–	164	–	28	192	192
Total	74,687	25	2,782	226	19,050	96,770	96,852
Liabilities:
Trade payables	4,164	–	–	–	–	4,164	4,164
Lease liabilities (Refer to note 2.8)	8,227	–	–	–	–	8,227	8,227
Derivative financial instruments	–	–	30	–	33	63	63
Financial liability under option arrangements (Refer to note 2.5)	–	–	667	–	–	667	667
Other liabilities including contingent consideration (Refer to note 2.5)	16,511	–	31	–	–	16,542	16,542
Total	28,902	–	728	–	33	29,663	29,663

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 80 crore

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 is as follows:

(In crore)

Particulars	As at March 31, 2026	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in mutual fund units	2,383	2,383	–	–
Investments in quoted debt securities	9,299	8,513	786	–
Investments in certificates of deposit	8,008	–	8,008	–
Investments in commercial papers	1,205	–	1,205	–
Investments in quoted equity securities	61	61	–	–
Investments in unquoted equity and preference securities	682	–	–	682
Investments in unquoted investments others	263	–	–	263
Others
Derivative financial instruments - gain	83	–	83	–
Liabilities
Derivative financial instruments - loss	593	–	593	–
Financial liability under option arrangements (Refer to note 2.5)(1)	876	–	–	876
Liability towards contingent consideration (Refer to note 2.5)(2)	104	–	–	104

(1)	Discount rate ranges from 9.5% to 14.5%

(2)	Discount rate ranges from 2.5% to 6%

During the year ended March 31, 2026, quoted debt securities of 93 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 487 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in mutual fund units	1,957	1,957	–	–
Investments in target maturity fund units	465	465	–	–
Investments in quoted debt securities	13,689	13,099	590	–
Investments in unquoted equity and preference securities	194	–	–	194
Investments in quoted equity securities	57	57	–	–
Investments in certificates of deposit	3,504	–	3,504	–
Investments in commercial papers	3,641	–	3,641	–
Investments in unquoted investments others	196	–	–	196
Others
Derivative financial instruments- gain	192	–	192	–
Liabilities
Derivative financial instruments- loss	63	–	63	–
Financial liability under option arrangements (Refer to note 2.5)(1)	667	–	–	667
Liability towards contingent consideration (Refer to note 2.5)(2)	31	–	–	31

(1)	Discount rate ranges from 9% to 15%

(2)	Discount rate - 6%

During the year ended March 31, 2025, quoted debt securities of 297 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

The following tables present movement of assets and liabilities valued using level 3 inputs for the year ended March 31, 2026 and March 31,2025:

(i) Investments

(In crore)

Particulars	Year ended March 31, 2026		Year ended March 31, 2025
	Equity and preference securities	Others	Equity and preference securities	Others
Balance at the beginning	194	196	93	198
Purchase of investments	–	38	25	35
Fair value gain/(loss) recognised through profit and loss	28	15	–	(28)
Fair value gain/(loss) recognised through other comprehensive income	443	–	75	–
Sale of investments	–	(4)	–	(11)
Translation difference	17	18	1	2
Balance at the end	682	263	194	196

(ii) Financial liability under option arrangements

(In crore

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Balance at the beginning	667	597
Addition	10	–
Change in fair value	91	55
Translation difference	108	15
Balance at the end	876	667

(iii) Liability towards contingent consideration

(In crore)

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Balance at the beginning	31	–
Addition due to business combination (Refer Note - 2.10)	70	30
Finance cost	3	1
Payments	(13)	–
Translation difference	13	–
Balance at the end	104	31

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Interest income from financial assets carried at amortized cost	273	416	1,624	1,523
Interest income on financial assets fair valued through other comprehensive income	267	305	1,069	1,047
Gain / (loss) on investments carried at fair value through profit or loss	84	54	295	287
Gain / (loss) on investments carried at fair value through other comprehensive Income	(1)	–	17	2
Gain / (loss) on investments carried at amortized cost	–	4	81	4
	623	779	3,086	2,863

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally, and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2026:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	28,688	13,119	2,458	2,229	4,197	50,691
Net financial liabilities	(14,708)	(4,566)	(1,351)	(1,246)	(2,713)	(24,584)
Total	13,980	8,553	1,107	983	1,484	26,107

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2025:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	26,821	11,791	2,228	1,356	3,090	45,286
Net financial liabilities	(13,154)	(3,766)	(1,026)	(706)	(2,161)	(20,813)
Total	13,667	8,025	1,202	650	929	24,473

For the three months ended March 31, 2026 and March 31, 2025, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.44% and 0.44%, respectively. For the year ended March 31, 2026 and March 31, 2025, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.44% and 0.43%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	As at March 31, 2026		As at March 31, 2025
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Swiss Franc	–	–	53	513
Option Contracts
In Euro	417	4,546	341	3,140
In Australian dollars	87	566	93	500
In Swiss Franc	26	303	–	–
In United Kingdom Pound Sterling	18	230	17	188
Other derivatives
Forward contracts
In U.S. dollars	1,509	14,307	1,284	10,976
In Euro	853	9,298	698	6,432
In Singapore dollars	149	1,093	133	849
In Swiss Franc	70	837	51	495
In United Kingdom Pound Sterling	65	811	53	589
In Australian dollars	58	377	24	126
In Norwegian Krone	300	291	167	136
In Hongkong Dollars	106	128	40	44
In New Zealand dollars	22	122	37	181
In South African rand	152	84	–	–
In Danish Krone	50	73	152	188
In Hungarian Forint	2,280	64	2,000	44
In Canadian dollars	7	45	–	–
In Czech Koruna	99	44	176	64
In Philippine Peso	–	–	500	75
Option Contracts
In U.S. dollars	685	6,499	796	6,800
In Euro	48	523	179	1,648
In Australian dollars	25	163	11	57
In United Kingdom Pound Sterling	10	125	–	–
Total forwards & options		40,529		33,045

The group recognized a net loss of 907 crore and a net loss of 2,309 crore during the three months and year ended March 31, 2026 and a net loss of 44 crore and a net loss of 99 crore during the three months and year ended March 31, 2025, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Not later than one month	20,734	15,506
Later than one month and not later than three months	18,657	16,641
Later than three months and not later than one year	1,138	898
Total	40,529	33,045

During the year ended March 31, 2026 and March 31, 2025, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as of March 31, 2026, are expected to occur and reclassified to statement of comprehensive income within three months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2026 and March 31, 2025:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Gain / (Loss)
Balance at the beginning of the period	(8)	38	(18)	6
Gain / (loss) recognized in other comprehensive income during the period	(93)	(66)	(306)	(5)
Amount reclassified to profit and loss during the period	78	(8)	304	(27)
Tax impact on above	4	18	1	8
Balance at the end of the period	(19)	(18)	(19)	(18)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2026		March 31, 2025
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	179	(689)	250	(121)
Amount set off	(96)	96	(58)	58
Net amount presented in balance sheet	83	(593)	192	(63)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 35,234 crore and 31,158 crore as at March 31, 2026 and March 31, 2025, respectively and unbilled revenue amounting to 17,221 crore and 15,083 crore as at March 31, 2026 and March 31, 2025, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Revenue from top five customers	12.6	13.1	12.9	13.2
Revenue from top ten customers	20.2	20.7	20.5	20.5

Credit risk exposure

Trade receivables ageing schedule as at March 31, 2026 is as follows:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	28,651	6,989	133	18	16	88	35,895
Less: Allowance for credit loss							(661)
Total Trade receivables							35,234

Trade receivables ageing schedule as at March 31, 2025 is as follows:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	23,696	7,510	206	272	77	115	31,876
Less: Allowance for credit loss							(718)
Total Trade receivables							31,158

The allowance of lifetime ECL on customer balances for the three months and year ended March 31, 2026 was (31) crore and 75 crore, respectively. The allowance of lifetime expected credit loss on customer balances for the three months and year ended March 31, 2025 was (57) crore and 108 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Balance at the beginning	1,006	1,036	973	953
Impairment loss recognized / (reversed), net	(31)	(57)	75	108
Amounts written off	(129)	(29)	(270)	(91)
Translation differences	40	23	108	3
Balance at the end	886	973	886	973

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Trade receivables	35,234	31,158
Unbilled revenue	17,221	15,083

Days sales outstanding (DSO) was 67 days and 69 days as of March 31, 2026 and March 31, 2025, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

The investments of the Group primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and investments and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2025, the Group had a working capital of 51,167 crore including cash and cash equivalents of 22,201 crore and current investments of 12,950 crore. As at March 31, 2025, the Group had a working capital of 54,249 crore including cash and cash equivalents of 24,455 crore and current investments of 12,482 crore.

As at March 31, 2026 and March 31, 2025, the outstanding employee benefit obligations were 3,641 crore and 3,007 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.8 for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2026:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,744	–	–	–	4,744
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	839	–	142	–	981
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	75	33	–	–	108
Other financial liabilities (excluding liability towards contingent consideration and option arrangements ) on an undiscounted basis (Refer to Note 2.5)	16,539	1,617	201	4	18,361

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2025:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,164	–	–	–	4,164
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	612	–	149	–	761
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	12	21	–	–	33
Other financial liabilities (excluding liability towards contingent consideration and options arrangements ) on an undiscounted basis (Refer to Note 2.5)	14,606	1,750	145	12	16,513

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Security deposits(1)	75	65
Loans to employees(1)	234	249
Prepaid expenses(2)	4,265	3,080
Interest accrued and not due(1)	448	842
Withholding taxes and others(2)(4)	3,901	2,841
Advance payments to vendors for supply of goods(2)	474	413
Deposit with corporations(1)(3)	3,170	2,949
Deferred contract cost
Cost of obtaining a contract (2)	285	343
Cost of fulfillment (2)	667	504
Net investment in lease(1)	1,613	1,139
Other non financial assets (2)	134	91
Other financial assets(1)	437	470
Total Current prepayment and other assets	15,703	12,986
Non-current
Security deposits(1)	281	273
Loans to employees(1)	6	16
Prepaid expenses(2)	775	282
Withholding taxes and others(2)(4)	626	534
Deposit with corporations(1)(3)	79	82
Deferred contract cost
Cost of obtaining a contract (2)	491	312
Cost of fulfillment (2)	968	879
Defined benefit plan assets(2)	205	297
Net investment in lease(1)	957	1,106
Other financial assets(1)	42	19
Total Non- current prepayment and other assets	4,430	3,800
Total prepayment and other assets	20,133	16,786
(1) Financial assets carried at amortized cost	7,342	7,210

(2) Non financial assets

(3) Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

(4) Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.5 Other liabilities

Other liabilities comprise the following:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current
Accrued compensation to employees(1)	5,898	4,924
Accrued defined benefit liability (3)	49	6
Accrued expenses(1)	9,683	8,467
Withholding taxes and others(3)	3,881	3,256
Liabilities of controlled trusts(1)	173	173
Liability towards contingent consideration(2)	73	11
Capital Creditors(1)	284	520
Financial liability under option arrangements(2)(4)	754	552
Other non-financial liabilities (3)	11	11
Other financial liabilities(1)	501	520
Total current other liabilities	21,307	18,440
Non-current
Accrued expenses(1)	1,725	1,890
Accrued defined benefit liability (3)	473	115
Accrued compensation to employees(1)	10	12
Liability towards contingent consideration(2)	31	20
Financial liability under option arrangements(2)(4)	122	115
Other financial liabilities(1)	87	5
Other non-financial liabilities(3)	88	100
Total non-current other liabilities	2,536	2,257
Total other liabilities	23,843	20,697
(1) Financial liability carried at amortized cost	18,361	16,511
(2) Financial liability carried at fair value through profit or loss	980	698
Financial liability under option arrangements on an undiscounted basis	981	761
Financial liability towards contingent consideration on an undiscounted basis	108	33

(3) Non financial liabilities

(4) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting Policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Post sales client support and other provisions	1,512	1,325
Provisions pertaining to settlement (refer to note 2.6.2)	–	150
Total provisions	1,512	1,475

The movement in the provision for post sales client support is as follows:

(In crore)

Particulars	Three months ended March 31, 2026	Year ended March 31, 2026
Balance at the beginning	1,618	1,325
Provision recognized / (reversed)	(68)	482
Provision utilized	(97)	(445)
Exchange difference	59	150
Balance at the end	1,512	1,512

Provision for post sales client support majorly represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As at March 31, 2026 and March 31, 2025 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities - Refer to note 2.12) amounted to 1,153 crore and 1,020 crore respectively.

The amount paid to statutory authorities against the claims (excluding demands from income tax authorities-Refer to note 2.12) amounted to 27 crore and 8 crore as at March 31, 2026 and March 31, 2025, respectively.

2.6.2 Legal proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. McCamish had accrued for the settlement amount along with the insurance reimbursement receivable during the quarter ended March 31, 2025. On December 18, 2025, the Court granted final approval of the class action lawsuit settlement. The settlement amount has since been paid. The settlement has become effective and resolves all allegations made in the class action lawsuits filed against Infosys and certain of its customers without admission of any liability.

McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the interim consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the consolidated statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2026 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2026	1,438	11,825	5,544	9,495	3,325	45	31,672
Additions	–	684	284	486	140	–	1,594
Deletions**	–	(2)	(35)	(402)	(39)	(1)	(479)
Translation difference	–	67	13	28	23	–	131
Gross carrying value as at March 31, 2026	1,438	12,574	5,806	9,607	3,449	44	32,918
Accumulated depreciation as at January 1, 2026	–	(5,721)	(4,616)	(6,949)	(2,795)	(40)	(20,121)
Depreciation	–	(113)	(91)	(279)	(60)	–	(543)
Accumulated depreciation on deletions**	–	1	35	395	38	1	470
Translation difference	–	(23)	(11)	(17)	(22)	–	(73)
Accumulated depreciation as at March 31, 2026	–	(5,856)	(4,683)	(6,850)	(2,839)	(39)	(20,267)
Capital work-in progress as at January 1, 2026							1,459
Carrying value as at January 1, 2026	1,438	6,104	928	2,546	530	5	13,010
Capital work-in progress as at March 31, 2026							680
Carrying value as at March 31, 2026	1,438	6,718	1,123	2,757	610	5	13,331

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2025 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2025	1,430	11,716	5,458	8,734	3,433	48	30,819
Additions	47	5	55	697	39	–	843
Deletions*	–	(6)	(77)	(140)	(180)	–	(403)
Translation difference	–	6	2	15	8	–	31
Gross carrying value as at March 31, 2025	1,477	11,721	5,438	9,306	3,300	48	31,290
Accumulated depreciation as at January 1, 2025	–	(5,247)	(4,390)	(6,846)	(2,804)	(43)	(19,330)
Depreciation	–	(109)	(86)	(292)	(62)	–	(549)
Accumulated depreciation on deletions*	–	1	76	133	177	–	387
Translation difference	–	(3)	(2)	(8)	(7)	–	(20)
Accumulated depreciation as at March 31, 2025	–	(5,358)	(4,402)	(7,013)	(2,696)	(43)	(19,512)
Capital work-in progress as at January 1, 2025							858
Carrying value as at January 1, 2025	1,430	6,469	1,068	1,888	629	5	12,347
Capital work-in progress as at March 31, 2025							1,022
Carrying value as at March 31, 2025	1,477	6,363	1,036	2,293	604	5	12,800

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2026 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2025	1,477	11,721	5,438	9,306	3,300	48	31,290
Additions	27	713	427	1,524	239	1	2,931
Additions - Business Combination (Refer to Note 2.10)	–	–	–	3	–	–	3
Deletions** #	(66)	(13)	(94)	(1,325)	(163)	(5)	(1,666)
Translation difference	–	153	35	99	73	–	360
Gross carrying value as at March 31, 2026	1,438	12,574	5,806	9,607	3,449	44	32,918
Accumulated depreciation as at April 1, 2025	–	(5,358)	(4,402)	(7,013)	(2,696)	(43)	(19,512)
Depreciation	–	(449)	(345)	(1,079)	(239)	(1)	(2,113)
Accumulated depreciation on deletions** #	–	2	93	1,302	161	5	1,563
Translation difference	–	(51)	(29)	(60)	(65)	–	(205)
Accumulated depreciation as at March 31, 2026	–	(5,856)	(4,683)	(6,850)	(2,839)	(39)	(20,267)
Capital work-in progress as at April 1, 2025							1,022
Carrying value as at April 1, 2025	1,477	6,363	1,036	2,293	604	5	12,800
Capital work-in progress as at March 31, 2026							680
Carrying value as at March 31, 2026	1,438	6,718	1,123	2,757	610	5	13,331

** During the three months and year ended March 31, 2026, certain assets which were not in use having gross book value of 323 crore (net book value: Nil) and 1,165 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	11,770	5,341	8,611	3,390	45	30,587
Additions	47	43	250	1,317	184	2	1,843
Additions - Business Combination (Refer to Note 2.10)	–	1	11	6	23	2	43
Deletions** #	–	(113)	(167)	(633)	(307)	(1)	(1,221)
Translation difference	–	20	3	5	10	–	38
Gross carrying value as at March 31, 2025	1,477	11,721	5,438	9,306	3,300	48	31,290
Accumulated depreciation as at April 1, 2024	–	(4,921)	(4,182)	(6,380)	(2,692)	(42)	(18,217)
Depreciation	–	(444)	(372)	(1,249)	(293)	(2)	(2,360)
Accumulated depreciation on deletions** #	–	13	155	616	297	1	1,082
Translation difference	–	(6)	(3)	–	(8)	–	(17)
Accumulated depreciation as at March 31, 2025	–	(5,358)	(4,402)	(7,013)	(2,696)	(43)	(19,512)
Capital work-in progress as at April 1, 2024							448
Carrying value as at April 1, 2024	1,430	6,849	1,159	2,231	698	3	12,818
Capital work-in progress as at March 31, 2025							1,022
Carrying value as at March 31, 2025	1,477	6,363	1,036	2,293	604	5	12,800

*	During the three months and year ended March 31, 2025, certain assets which were not in use having gross book value of 113 crore (net book value: Nil) and 513 crore (net book value: Nil), respectively were retired.

#	Proceeds from sale of property plant and equipment amounted to 271 crore and 171 crore for the year ended March 31, 2026 and March 31, 2025, respectively.

The aggregate depreciation expense is included in cost of sales in the interim consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the interim consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by Income Tax Commissioner (Exemption). IGF had filed an appeal before Income Tax Appellate Tribunal (ITAT) against the order. During fiscal 2026, ITAT had upheld the order of Commissioner (Exemption) and dismissed the IGF’s appeals. IGF has filed an appeal before the Hon’ble High Court against the ITAT order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to 1,341 crore and 935 crore as at March 31, 2026 and March 31, 2025, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the group changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognised over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease and for operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2026:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as at January 1, 2026	548	3,270	24	2,273	6,115
Additions(1)	–	161	5	677	843
Deletions	–	(18)	(1)	(383)	(402)
Depreciation	(1)	(186)	(4)	(281)	(472)
Translation difference	3	23	2	65	93
Balance as at March 31, 2026	550	3,250	26	2,351	6,177

(1) Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2025	601	3,339	24	2,381	6,345
Additions(1)	–	284	2	370	656
Deletions	–	(104)	–	(192)	(296)
Depreciation	(1)	(180)	(3)	(223)	(407)
Translation difference	–	9	1	3	13
Balance as of March 31, 2025	600	3,348	24	2,339	6,311

(1) Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2026:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2025	600	3,348	24	2,339	6,311
Additions(1)	–	585	12	1,940	2,537
Deletions	(54)	(50)	(3)	(1,072)	(1,179)
Depreciation	(6)	(748)	(12)	(1,124)	(1,890)
Translation difference	10	115	5	268	398
Balance as of March 31, 2026	550	3,250	26	2,351	6,177

(1) Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2024	605	3,298	17	2,632	6,552
Additions(1)	–	816	13	1,306	2,135
Addition due to Business Combination (Refer to Note 2.10)	–	155	5	–	160
Deletions	–	(236)	(6)	(652)	(894)
Depreciation	(6)	(714)	(11)	(965)	(1,696)
Translation difference	1	29	6	18	54
Balance as of March 31, 2025	600	3,348	24	2,339	6,311

(1) Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included in cost of sales in the interim consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Current lease liabilities	3,160	2,455
Non-current lease liabilities	6,016	5,772
Total	9,176	8,227

The movement in lease liabilities during the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Balance as at Beginning	8,795	8,221	8,227	8,359
Additions	837	624	2,518	2,156
Addition due to Business Combination (Refer to note 2.10)	–	–	–	160
Deletions	(27)	(190)	(161)	(553)
Finance cost accrued during the period	89	89	359	341
Payment of lease liabilities	(803)	(580)	(2,824)	(2,355)
Translation difference	285	63	1,057	119
Balance as at end	9,176	8,227	9,176	8,227

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2026 and March 31, 2025 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Less than one year	3,393	2,483
One to five years	5,782	5,195
More than five years	1,044	1,296
Total	10,219	8,974

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 35 crore and 119 crore for the three months and year ended March 31, 2026 respectively. Rental expense recorded for short-term leases was 24 crore and 85 crore for the three months and year ended March 31, 2025 respectively.

Leases not yet commenced to which Group is committed is 254 crore for a lease term up to 6 years.

The following is the movement in the net investment in lease during the three months and year ended March 31, 2026 and March 31, 2025:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Balance as at beginning	2,621	2,173	2,245	1,824
Additions	319	262	1,192	1,013
Interest income accrued during the period	18	11	63	37
Others	(4)	(22)	20	(25)
Lease receipts	(454)	(217)	(1,292)	(676)
Translation difference	70	38	342	72
Balance as at the end	2,570	2,245	2,570	2,245

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Carrying value at the beginning	10,106	7,303
Goodwill on acquisitions (Refer to note 2.10)	444	2,593
Translation differences	1,567	210
Carrying value at the end	12,117	10,106

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Segment	As at
	March 31, 2026	March 31, 2025
Financial services	1,842	1,510
Retail	1,123	961
Communication	813	691
Energy, Utilities, Resources and Services	1,763	1,337
Manufacturing	3,523	2,986
Life Sciences	1,155	975
	10,219	8,460
Operating segments without significant goodwill	785	650
Total	11,004	9,110

The goodwill pertaining to Panaya amounting to 1,113 crore and 996 crore as at March 31, 2026 and March 31, 2025, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2026	March 31, 2025
Long term growth rate	7-10	7-10
Operating margins	19-21	19-21
Discount rate	14	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2026, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2026:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2026	5,146	1,532	1	588	914	8,181
Additions during the period	–	57	–	–	–	57
Deletions	–	–	–	–	–	–
Translation differences	189	53	–	23	47	312
Gross carrying value as at March 31, 2026	5,335	1,642	1	611	961	8,550
Accumulated amortization as at January 1, 2026	(2,933)	(1,025)	(1)	(365)	(784)	(5,108)
Amortization expense#	(344)	(31)	–	(16)	(21)	(412)
Deletions	–	–	–	–	–	–
Translation differences	(115)	(37)	–	(13)	(40)	(205)
Accumulated amortization as at March 31, 2026	(3,392)	(1,093)	(1)	(394)	(845)	(5,725)
Carrying value as at January 1, 2026	2,213	507	–	223	130	3,073
Carrying value as at March 31, 2026	1,943	549	–	217	116	2,825
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	–	1-5	1-2

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2025:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2025	4,279	1,218	1	512	798	6,808
Additions during the period	–	39	–	–	–	39
Deletions	–	–	–	–	–	–
Translation differences	104	23	–	7	3	137
Gross carrying value as at March 31, 2025	4,383	1,280	1	519	801	6,984
Accumulated amortization as at January 1, 2025	(2,054)	(835)	(1)	(275)	(660)	(3,825)
Amortization expense##	(289)	(24)	–	(14)	(18)	(345)
Deletions	–	–	–	–	–	–
Translation differences	(34)	(10)	–	(2)	(2)	(48)
Accumulated amortization as at March 31, 2025	(2,377)	(869)	(1)	(291)	(680)	(4,218)
Carrying value as at January 1, 2025	2,225	383	–	237	138	2,983
Carrying value as at March 31, 2025	2,006	411	–	228	121	2,766
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	–	1-6	1-3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2026:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2025	4,383	1,280	1	519	801	6,984
Additions during the period	–	184	–	–	–	184
Acquisition through business combination (Refer note no. 2.10)	222	–	–	20	55	297
Deletions	–	(3)	–	–	–	(3)
Translation differences	730	181	–	72	105	1,088
Gross carrying value as at March 31, 2026	5,335	1,642	1	611	961	8,550
Accumulated amortization as at April 1, 2025	(2,377)	(869)	(1)	(291)	(680)	(4,218)
Amortization expense#	(644)	(121)	–	(65)	(79)	(909)
Deletions	–	3	–	–	–	3
Translation differences	(371)	(106)	–	(38)	(86)	(601)
Accumulated amortization as at March 31, 2026	(3,392)	(1,093)	(1)	(394)	(845)	(5,725)
Carrying value as at April 1, 2025	2,006	411	–	228	121	2,766
Carrying value as at March 31, 2026	1,943	549	–	217	116	2,825
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	–	1-5	1-2

# During the three months and year ended March 31, 2026, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 241 crore as the excess of carrying value over the estimated recoverable value for the three months and year ended March 31, 2026.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2025:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2024	2,512	1,110	1	349	782	4,754
Additions during the period		143				143
Acquisition through business combination (Refer note no. 2.10)	1,780	–	–	160	–	1,940
Deletions	–	–	–	–	–	–
Translation differences	91	27	–	10	19	147
Gross carrying value as at March 31, 2025	4,383	1,280	1	519	801	6,984
Accumulated amortization as at April 1, 2024	(1,800)	(765)	(1)	(235)	(556)	(3,357)
Amortization expense##	(530)	(87)	–	(50)	(110)	(777)
Deletions	–	–	–	–	–	–
Translation differences	(47)	(17)	–	(6)	(14)	(84)
Accumulated amortization as at March 31, 2025	(2,377)	(869)	(1)	(291)	(680)	(4,218)
Carrying value as at April 1, 2024	712	345	–	114	226	1,397
Carrying value as at March 31, 2025	2,006	411	–	228	121	2,766
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	–	1-6	1-3

## During the three months and year ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 188 crore as the excess of carrying value over the estimated recoverable value for the three months and year ended March 31, 2025.

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2026 and March 31, 2025 was 417 crore and 350 crore respectively, and for the year ended March 31, 2026 and March 31, 2025 was 1,832 crore and 1296 crore respectively.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition during the year ended March 31, 2026

During the year ended March 31, 2026 the Group, completed two business combinations by acquiring 100% partnership interests/voting interests in:

1) MRE Consulting Ltd., a leading Energy and business consulting services company, headquartered in Texas, U.S. on April 30, 2025, which is expected to bring newer capabilities for the Group in trading and risk management, especially in the energy sector.

2) The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia on April 30, 2025, which is expected to further strengthen the Group's capabilities in the cybersecurity sector and bolster its presence in the fast growing Australian Market.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets (1)	118	–	118
Intangible assets:
Customer related	–	222	222
Vendor relationship	–	55	55
Brand	–	20	20
Deferred tax liabilities on intangible assets	–	(46)	(46)
Total	118	251	369
Goodwill			444
Total purchase price			813

(1) Includes cash and cash equivalents acquired of 102 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill amounting to 79 crore is expected to be deductible for tax purposes.

The total purchase consideration of 813 crore includes upfront cash consideration of 743 crore and contingent consideration with an estimated fair value of 70 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 2% - 3%. The undiscounted value of contingent consideration as of March 31, 2026 was approximately 88 crore.

Additionally, these acquisitions have retention bonus and management incentives payable to the employees of the acquiree over 2-3 years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Retention bonus and management incentives are recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is 194 crore as of acquisition date and as of March 31, 2026, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 34 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2026.

Acquisition during the year ended March 31, 2025

InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	40	–	40
Intangible assets:
Customer related	–	60	60
Brand	–	13	13
Deferred tax liabilities on intangible assets	–	(18)	(18)
Total			95
Goodwill			103
Total purchase price			198

(1) Includes cash and cash equivalents acquired of 41 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of 198 crore includes cash of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2026 was approximately 20 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is 32 crore as of acquisition date and as of March 31, 2026 the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2025.

in-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH a wholly owned step down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(1)	731	–	731
Liabilities	(364)	–	(364)
Intangible assets:
Customer related	–	1,720	1,720
Brand	–	147	147
Deferred tax liabilities on intangible assets	–	(511)	(511)
Goodwill	–	–	2,490
Loan	(985)		(985)
Total purchase price			3,228
Loan repayment			985
Total cash outflow			4,213

(1) Includes cash and cash equivalents acquired of 197 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is 139 crore as of acquisition date and as of March 31, 2026 the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2025.

Proposed Acquisition

1. On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately 1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

2. On March 25, 2026, Infosys Nova Holdings LLC , a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million (approximately 4,410 crore), excluding management incentives and retention bonus, subject to customary closing adjustments.

Update on acquisition completed after the end of the reporting period

On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million (approximately 901 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently in April 2026, as on the date these financial statements were authorized for issuance, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC. Given the recent timing of the acquisition and pending completion of the valuations for identifiable net assets acquired and liabilities assumed, at the time these financial statements were authorized for issuance, the initial accounting for the business combination is incomplete. Accordingly, all the required disclosures for the business combination have not been made.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the interim consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

Controlled trust holds 8,650,911 and 9,655,927 shares as at March 31, 2026 and March 31, 2025, respectively under the 2015 plan, out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2026 and March 31, 2025.

The following is the summary of grants made during the three months and year ended March 31, 2026 and March 31, 2025:

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	100,532	85,674	377,609	380,842
Employees other than KMP	2,137,048	1,722,470	2,254,341	1,874,690
	2,237,580	1,808,144	2,631,950	2,255,532
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	119,800	94,050	119,800	94,050
	119,800	94,050	119,800	94,050
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	–	–	237,370	–
Employees other than KMP	–	–	5,412,790	–
	–	–	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	108,180	–
	–	–	108,180	–
Total Grants under 2015 Plan	2,357,380	1,902,194	8,510,090	2,349,582
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	60,600	49,000	126,966	119,699
Employees other than KMP	4,419,325	3,617,798	4,422,390	3,624,646
	4,479,925	3,666,798	4,549,356	3,744,345
Total Grants under 2019 Plan	4,479,925	3,666,798	4,549,356	3,744,345

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

- 230,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

- 33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026 for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 237,370 ESOPs to Other KMP under the 2015 Plan. These ESOPs will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time based RSUs to Other KMPs under the 2015 Plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2026, based on  recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 60,600 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Granted to:
KMP	18	18	70	70
Employees other than KMP	232	180	882	732
Total (1)	250	198	952	802
(1) Cash settled stock compensation expense included in the above	1	3	16	17

The activity in the 2015 and 2019 plan for equity-settled share based payment transactions is set out as follows:

Particulars	Three months ended March 31, 2026		Three months ended March 31, 2025		Year ended March 31, 2026		Year ended March 31, 2025
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	5,965,184	5.00	6,577,588	5.00	7,259,464	5.00	8,076,058	5.00
Granted	2,237,580	5.00	1,808,144	5.00	2,631,950	5.00	2,255,532	5.00
Exercised	746,254	5.00	886,884	5.00	1,865,144	5.00	2,080,865	5.00
Forfeited and expired	77,061	5.00	239,384	5.00	646,821	5.00	991,261	5.00
Outstanding at the end	7,379,449	5.00	7,259,464	5.00	7,379,449	5.00	7,259,464	5.00
Exercisable at the end	1,043,401	4.98	629,138	4.97	1,043,401	4.98	629,138	4.97
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	5,370,896	1,554	17,554	499	17,554	499	82,050	551
Granted	–	–	–	–	5,650,160	1,580	–	–
Exercised	–	–	–	–	14,728	499	61,672	573
Forfeited and expired	9,730	1,649	–	–	291,820	1,586	2,824	499
Outstanding at the end	5,361,166	1,663	17,554	499	5,361,166	1,663	17,554	499
Exercisable at the end	28,096	1,212	17,554	499	28,096	1,212	17,554	499
2019 Plan: RSU
Outstanding at the beginning	6,532,647	5.00	6,567,358	5.00	8,072,635	5.00	8,023,855	5.00
Granted	4,479,925	5.00	3,666,798	5.00	4,549,356	5.00	3,744,345	5.00
Exercised	511,095	5.00	638,563	5.00	1,453,412	5.00	1,514,356	5.00
Forfeited and expired	78,595	5.00	1,522,958	5.00	745,697	5.00	2,181,209	5.00
Outstanding at the end	10,422,882	5.00	8,072,635	5.00	10,422,882	5.00	8,072,635	5.00
Exercisable at the end	2,353,433	5.00	770,321	5.00	2,353,433	5.00	770,321	5.00

The weighted average share price of option exercised is set out as follows:

(in )

	2019 Plan				2015 Plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
Weighted average share price of options exercised	1,273	1,629	1,471	1,587	1,336	1,663	1,488	1,601

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2026 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	10,422,882	1.19	5.00	7,379,449	1.37	5.00
490 - 1,700 (ESOP)	–	–	–	5,361,166	7.17	1,663

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2025 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,072,635	1.23	5.00	7,259,464	1.51	5.00
450 - 640 (ESOP)	–	–	–	17,554	0.58	499

As at March 31, 2026 and March 31, 2025, 3,87,949 and 2,88,384 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 15 crore and 18 crore as at March 31, 2026 and March 31, 2025 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADR RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,641	17.55	1,554	17.93	1,808	21.44
Exercise price ()/ ($ ADS)	5.00	0.10	1,554	17.93	5.00	0.07
Expected volatility (%)	23-26	25-29	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,331	14.16	390	4.09	1,555	18.20

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the interim Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the interim consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Current taxes
Domestic taxes	1,754	2,114	8,638	9,207
Foreign taxes	910	670	3,129	2,923
	2,664	2,784	11,767	12,130
Deferred taxes
Domestic taxes	(269)	(229)	(820)	(933)
Foreign taxes	(107)	70	(426)	(339)
	(376)	(159)	(1,246)	(1,272)
Income tax expense	2,288	2,625	10,521	10,858

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2026	2025
Profit before income taxes	39,995	37,608
Enacted tax rates in India	25.17%	25.17%
Computed expected tax expense	10,066	9,465
Overseas taxes	1,114	1,109
Tax provision (reversals)	(877)	132
Effect of exempt non-operating income	(13)	(31)
Effect of unrecognized deferred tax assets	99	161
Effect of differential tax rates	(69)	(79)
Effect of non-deductible expenses	336	276
Others	(135)	(175)
Income tax expense	10,521	10,858

The applicable Indian corporate statutory tax rate for each of the year ended March 31, 2026 and March 31, 2025 is 25.17%.

Income tax expense for the three months ended March 31, 2026 and March 31, 2025 includes reversal (net of provisions) of 882 crore and reversal (net of provisions) of 117 crore, respectively. Income tax expense for the year ended March 31, 2026 and March 31, 2025 includes reversal (net of provisions) of 877 crore and provisions (net of reversal) of 132 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the quarter and year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

During the quarter and year ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.18 Equity).

Deferred income tax for the three months and year ended March 31, 2026 and March 31, 2025 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2026, Infosys' U.S. branch net assets amounted to approximately 7,736 crore. As at March 31, 2026, the Company has a deferred tax liability for branch profit tax of 207 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 19,270 crore and 16,593 crore as at March 31, 2026 and March 31, 2025, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of 4,868 crore and 4,597 crore as at March 31, 2026 and March 31, 2025, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2026:

(In crore)

Year	As at
March 31, 2026
2027	145
2028	365
2029	741
2030	481
2031	193
Thereafter	2,943
Total	4,868

The following table provides details of expiration of unused tax losses as at March 31, 2025:

(In crore)

Year	As at
March 31, 2025
2026	209
2027	140
2028	508
2029	686
2030	443
Thereafter	2,611
Total	4,597

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Income tax assets	2,501	4,597
Current income tax liabilities	5,644	4,853
Net current income tax asset / (liabilities) at the end	(3,143)	(256)

The gross movement in the current income tax asset/ (liabilities) for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Net current income tax asset/ (liabilities) at the beginning	(3,133)	(591)	(256)	5,857
Income tax paid*	2,338	2,738	8,648	5,602
Interest income on income tax refund	381	327	381	327
Current income tax expense	(2,664)	(2,784)	(11,767)	(12,130)
Income tax benefit arising on exercise of stock options	30	27	44	39
Additions through business combination	–	–	(2)	(1)
Tax impact on buyback expenses	5		15	–
Income tax on other comprehensive income	13	8	–	19
Translation differences	(113)	19	(206)	31
Net current income tax asset/ (liabilities) at the end	(3,143)	(256)	(3,143)	(256)

* net of refund

The movement in gross deferred income tax assets / (liabilities) (before set off) for the three months ended March 31, 2026 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2026	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2026
Deferred income tax assets/(liabilities)
Property, plant and equipment	163	(27)	–	–	(3)	133
Lease liabilities	211	30	–	–	1	242
Accrued compensation to employees	101	30	–	–	5	136
Trade receivables	224	(29)	–	–	–	195
Compensated absences	805	34	–	–	4	843
Post sales client support	56	(15)	–	–	2	43
Credits related to branch profits	623	125	–	–	35	783
Derivative financial instruments	64	64	–	4	(1)	131
Intangible assets	78	2	–	–	5	85
Intangibles arising on business combinations	(733)	93	–	–	(27)	(667)
Branch profit tax	(836)	(108)	–	–	(46)	(990)
SEZ reinvestment reserve	(1,024)	148	–	–	(14)	(890)
Interest receivable on income tax refund	60	(65)	–	–	–	(5)
Others	354	94	–	44	54	546
Total deferred income tax assets/(liabilities)	146	376	–	48	15	585

The movement in gross deferred income tax assets / (liabilities) (before set off) for the three months ended March 31, 2025 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2025	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2025
Deferred income tax assets/(liabilities)
Property, plant and equipment	245	(4)	–	–	(2)	239
Lease liabilities	185	(32)	–	–	1	154
Accrued compensation to employees	59	20	–	–	1	80
Trade receivables	239	(20)	–	–	1	220
Compensated absences	689	15	–	–	2	706
Post sales client support	84	(15)	–	–	(1)	68
Credits related to branch profits	614	178	–	–	(1)	791
Derivative financial instruments	(15)	(31)	–	18	–	(28)
Intangible assets	66	5	–	–	–	71
Intangibles arising on business combinations	(729)	65	–	–	(20)	(684)
Branch profit tax	(806)	(257)	–	–	1	(1,062)
SEZ reinvestment reserve	(1,566)	133	–	–	–	(1,433)
Interest receivable on income tax refund	(107)	36	–	–	–	(71)
Others	281	66	–	(14)	2	335
Total deferred income tax assets/(liabilities)	(761)	159	–	4	(16)	(614)

The movement in gross deferred income tax assets / (liabilities) (before set off) for the year ended March 31, 2026 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2025	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2026
Deferred income tax assets/(liabilities)
Property, plant and equipment	239	(90)	–	–	(16)	133
Lease liabilities	154	87	–	–	1	242
Accrued compensation to employees	80	43	–	–	13	136
Trade receivables	220	(27)	–	–	2	195
Compensated absences	706	124	3	–	10	843
Post sales client support	68	(28)	–	–	3	43
Credits related to branch profits	791	(59)	–	–	51	783
Derivative financial instruments	(28)	157	–	1	1	131
Intangible assets	71	6	–	–	8	85
Intangibles arising on business combinations	(684)	177	(46)	–	(114)	(667)
Branch profit tax	(1,062)	146	–	–	(74)	(990)
SEZ reinvestment reserve	(1,433)	543	–	–	–	(890)
Interest receivable on income tax refund	(71)	66	–	–	–	(5)
Others	335	101	10	32	68	546
Total deferred income tax assets/(liabilities)	(614)	1,246	(33)	33	(47)	585

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2025
Deferred income tax assets/(liabilities)
Property, plant and equipment	244	(4)	–	–	(1)	239
Lease liabilities	198	(45)	–	–	1	154
Accrued compensation to employees	62	18	–	–	–	80
Trade receivables	223	(3)	–	–	–	220
Compensated absences	627	77	2	–	–	706
Post sales client support	56	11	–	–	1	68
Credits related to branch profits	811	(37)	–	–	17	791
Derivative financial instruments	(11)	(25)	–	8	–	(28)
Intangible assets	64	5	–	–	2	71
Intangibles arising on business combinations	(282)	141	(529)	–	(14)	(684)
Branch profit tax	(1,080)	41	–	–	(23)	(1,062)
SEZ reinvestment reserve	(1,996)	563	–	–	–	(1,433)
Interest receivable on income tax refund	(487)	416	–	–	–	(71)
Others	231	114	9	(22)	3	335
Total deferred income tax assets/(liabilities)	(1,340)	1,272	(518)	(14)	(14)	(614)

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Deferred income tax assets after set off	2,264	1,108
Deferred income tax liabilities after set off	(1,679)	(1,722)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at March 31, 2026, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 1,964 crore.

As at March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 1,933 crore.

The amount paid to statutory authorities against the tax claims amounted to 2,594 crore and 4,199 crore as at March 31, 2026 and March 31, 2025, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Profit attributable to equity holders of the Company (In Crores)	8,501	7,033	29,440	26,713
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,046,019,309	4,142,429,577	4,112,814,745	4,141,611,738
Basic earnings per equity share ()	21.01	16.98	71.58	64.50

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Profit attributable to equity holders of the Company (In Crores)	8,501	7,033	29,440	26,713
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,046,019,309	4,142,429,577	4,112,814,745	4,141,611,738
Effect of dilutive common equivalent shares - share options outstanding	6,150,138	9,107,744	7,293,423	10,439,446
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,052,169,447	4,151,537,321	4,120,108,168	4,152,051,184
Diluted earnings per equity share ()	20.98	16.94	71.46	64.34

(1) excludes treasury shares

For the three months ended March 31, 2026 and March 31, 2025, there were 2,598,498 and 14,270 options to purchase equity shares which had an anti-dilutive effect.

For the years ended March 31, 2026 and March 31, 2025, there were 1,235,321 and 13,931 options to purchase equity shares which had an anti-dilutive effect.

2.14 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2026	March 31, 2025
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(28)	India	–	–
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Consulting S.R.L.(2)(45)	Argentina	–	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)(30)	U.S.	–	–
IDUNN Information Technology Private Limited (1)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%
Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)(31)	U.S.	–	–
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)(31)	U.S.	–	–
Blue Acorn iCi Inc(9)(31)	U.S.	–	–
Infosys Singapore Pte. Ltd. (1)(41)	Singapore	100%	100%
Infosys Financial Services GmbH. (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	U.A.E	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)(41)	Japan	79%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Belgium N.V./S.A.(16)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (12)(43)	Germany	–	100%
Wongdoody Gmbh (18)(43)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (19)	China	100%	100%
WongDoody limited (Taipei) (19)	Taiwan	100%	100%
WongDoody d.o.o (19)	Serbia	100%	100%
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(17)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%
InSemi Technology Services Private Limited (23)	India	100%	100%
Elbrus Labs Private Limited (23)(22)	India	100%	100%
Infosys Services (Thailand) Limited (1)(25)	Thailand	100%	100%
Infy tech SAS (12)(24)	France	100%	100%
in-tech Holding GmbH (26)(32)	Germany	–	–
in-tech GmbH (26)	Germany	100%	100%
Friedrich & Wagner Asia Pacific GmbH (26)(32)	Germany	–	–
drivetech Fahrversuch GmbH (26)	Germany	100%	100%
in-tech Engineering S.R.L. (formerly known as ProIT) (26)(44)	Romania	100%	100%
in-tech Automotive Engineering de R.L. de C.V (26)(40)	Mexico	–	100%
Friedrich Wagner Holding Inc.(26)(20)	U.S.	100%	100%
in-tech Automotive Engineering SL (26)	Spain	100%	100%
in-tech Automotive Engineering LLC (26)(29)	U.S.	–	–
in-tech Services LLC (26)(29)	U.S.	–	–
in-tech Engineering s.r.o (26)	Czech Republic	100%	100%
in-tech Engineering GmbH (26)	Austria	100%	100%
in-tech Engineering services S.R.L (26)(44)	Romania	–	100%
in-tech Group Ltd (26)	U.K.	100%	100%
In-tech Automotive Engineering Shenyang Co. Ltd (26)	China	100%	100%
in-tech Group India Private Ltd (26)	India	100%	100%
In-tech Automotive Engineering Beijing Co., Ltd (26)	China	100%	100%
Infosys Germany SE (formerly known as Blitz 24-893 SE) (27)(43)	Germany	100%	100%
Infosys Limited SPC (1)(33)	Oman	100%	100%
Infosys BPM Netherlands B.V. (17)(34)	The Netherlands	100%	100%
Infosys Energy Consulting Services LLC (9)(35)	U.S.	100%	–
Infosys Saudi Arabia LLC (1)(36)	Saudi Arabia	100%	–
Infosys Australia Technology Service Pty Ltd (12)(37)	Australia	100%	–
MRE Consulting Ltd (38)	U.S.	100%	–
MRE Technology Services, LLC (38)	U.S.	100%	–
The Missing Link Automation Pty Ltd (39)	Australia	100%	–
The Missing Link Network Integration Pty Ltd (39)	Australia	100%	–
The Missing Link Security Pty Ltd (39)	Australia	100%	–
The Missing Link Security Ltd (39)	U.K.	100%	–
Infosys BPM Canada Inc (17)(42)	Canada	100%	–
Infosys Enterprise Business Services Pty Ltd (12)(46)	Australia	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Wholly-owned subsidiary of Infosys BPM Limited

(4)	Wholly-owned subsidiary of Panaya Inc.

(5)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(6)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(7)	Wholly-owned subsidiary of Infy Consulting Company Limited

(8)	Wholly-owned subsidiary of GuideVision s.r.o.

(9)	Wholly-owned subsidiary of Infosys Nova Holdings LLC

(10)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(11)	Wholly-owned subsidiary of Infosys Public Services, Inc.

(12) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd.

(13)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd.

(14)	Wholly-owned subsidiary of Fluido Oy

(15)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(16)	Wholly-owned subsidiary of Stater N.V

(17)	Wholly-owned subsidiary of Infosys BPM UK Ltd.

(18)	Wholly-owned subsidiary of Infosys Germany GmbH

(19)	Wholly-owned subsidiary of Wongdoody Gmbh

(20)	Under liquidation

(21)	Wholly-owned subsidiary of BASE life science A/S

(22)	Wholly-owned subsidiary of InSemi Technology Services Private Limited

(23)	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

(24)	Incorporated on July 03, 2024

(25)	Incorporated on July 26, 2024

(26)	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, in-tech Engineering S.R.L. (formerly known as ProIT), in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

(27)	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Infosys Germany SE (formerly known as Blitz 24-893 SE)

(28)	Liquidated effective November 14, 2024

(29)	Liquidated effective November 30, 2024

(30)	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
(31)	Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025

(32)	in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025

(33)	Incorporated on December 12, 2024

(34)	Incorporated on March 20, 2025

(35)	Incorporated on April 16, 2025

(36)	Incorporated on April 21, 2025

(37)	Incorporated on April 23, 2025

(38)	On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC.The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holdings LLC

(39)	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

(40)	Liquidated effective May 07, 2025

(41)	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

(42)	Incorporated on July 28, 2025

(43)	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

(44)	in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into in-tech Engineering S.R.L. (formerly known as ProIT and wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

(45)	Infosys Consulting S.R.L. (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026

(46)	Incorporated on March 19, 2026

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation (1)	India	Trust jointly controlled by KMPs

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

(1)	During the year ended March 31, 2026 and March 31, 2025, the Group contributed 395 crore and 434 crore, respectively towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier

Nitin Paranjpe

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka, Chief Financial Officer

Shaji Mathew , Chief Human Resources Officer

Company Secretary

A.G.S. Manikantha

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	35	33	124	118
Commission and other benefits to non-executive/ independent directors	5	5	20	19
Total	40	38	144	137

(1)	Total employee stock compensation expense for the three months ended March 31, 2026 and March 31, 2025 includes a charge of 18 crore and 18 crore respectively, towards key management personnel. For the year ended March 31, 2026 and March 31, 2025, includes a charge of 70 crore and 70 crore respectively, towards key management personnel. (Refer note 2.11)

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended March 31, 2026 and March 31, 2025

(In crore)

Particulars	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	12,976	7,358	6,114	5,958	5,752	3,558	3,393	1,293	46,402
	11,614	6,527	5,308	5,440	4,798	3,397	2,765	1,076	40,925
Identifiable operating expenses	6,977	4,501	3,349	2,952	3,635	1,974	2,148	769	26,305
	6,665	4,182	2,771	2,736	3,074	2,005	1,639	613	23,685
Allocated expenses	2,589	1,316	1,217	1,195	1,090	654	586	283	8,930
	2,001	1,149	960	1,064	888	597	509	198	7,366
Segment Profit	3,410	1,541	1,548	1,811	1,027	930	659	241	11,167
	2,948	1,196	1,577	1,640	836	795	617	265	9,874
Unallocable expenses									1,424
									1,299
Operating profit									9,743
									8,575
Other income, net									1,159
									1,190
Finance cost									105
									102
Profit before income taxes									10,797
									9,663
Income tax expense									2,288
									2,625
Net profit									8,509
									7,038
Depreciation and amortization									1,424
									1,299
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services

Year ended March 31, 2026 and March 31, 2025

(In crore)

Particulars	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	49,908	29,078	23,818	23,077	21,765	13,928	12,267	4,809	178,650
	45,175	25,207	21,710	22,059	19,108	13,090	11,831	4,810	162,990
Identifiable operating expenses	27,877	17,797	13,327	11,529	13,908	8,286	7,667	2,956	103,347
	25,871	16,167	11,882	10,931	12,420	7,592	7,166	2,986	95,015
Allocated expenses	9,353	4,837	4,507	4,459	3,996	2,414	2,156	1,136	32,858
	8,205	4,184	3,731	3,995	3,347	2,278	2,002	997	28,739
Segment Profit	12,678	6,444	5,984	7,089	3,861	3,228	2,444	717	42,445
	11,099	4,856	6,097	7,133	3,341	3,220	2,663	827	39,236
Unallocable expenses*									6,191
									4,812
Operating profit									36,254
									34,424
Other income, net									4,157
									3,600
Finance cost									416
									416
Profit before income taxes									39,995
									37,608
Income tax expense									10,521
									10,858
Net profit									29,474
									26,750
Depreciation and amortization									4,902
									4,812
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services

*	Unallocable expense includes impact of 1,289 crore towards impact of Labour Codes for the year ended March 31, 2026. (Refer to note 2.19.4)

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2026 and March 31, 2025, respectively.

2.16 Revenue from Operations

Accounting Policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-time frame basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its interim Consolidated Statement of Comprehensive Income.

Revenues for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Revenue from software services	44,143	38,999	170,122	155,395
Revenue from products and platforms	2,259	1,926	8,528	7,595
Total revenue from operations	46,402	40,925	178,650	162,990

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer note 2.15). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and year ended March 31, 2026 and March 31, 2025

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Revenues by Geography*
North America	25,851	23,344	100,167	94,397
Europe	15,142	12,771	57,454	48,595
India	1,216	1,206	5,102	5,014
Rest of the world	4,193	3,604	15,927	14,984
Total	46,402	40,925	178,650	162,990

* Geographical revenues is based on the domicile of customer.

The percentage of revenue from fixed-price contracts for the three months ended March 31, 2026 and March 31, 2025 is 54% and 54%, respectively. The percentage of revenue from fixed-price contracts for the year ended March 31, 2026 and March 31, 2025 is 54% and 54%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated statement of balance sheet.

During the year ended March 31, 2026 and March 31, 2025, the Company recognized revenue of 6,608 crore and 5,669 crore arising from opening unearned revenue as of April 1, 2025 and April 1, 2024 respectively.

During the year ended March 31, 2026 and March 31, 2026, 4,839 crore and 4,896 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2025 and April 1, 2024, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time & material basis and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2026, other than those meeting the exclusion criteria mentioned above, is 130,017 crore. Out of this, the Group expects to recognize revenue of around 49.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025 is 104,785 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Unbilled financial asset (1)	11,481	10,214
Unbilled non financial asset (2)	5,740	4,869
Total	17,221	15,083

(1)	Right to consideration is unconditional and is due only after a passage of time.

(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from Share premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value of equity shares has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Other Reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the interim consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

2.18.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.18.2 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.18.3 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.18.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 8,650,911 shares and 9,655,927 shares were held by controlled trust, as at March 31, 2026 and March 31, 2025, respectively.

2.18.5 Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e., November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of 18,000 crore (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(In )

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Interim dividend for fiscal 2026	–	–	23.00	–
Final dividend for fiscal 2025	–	–	22.00	–
Interim dividend for fiscal 2025	–	–	–	21.00
Special dividend for fiscal 2024	–	–	–	8.00
Final dividend for fiscal 2024	–	–	–	20.00

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of 18,653 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 23, 2026 recommended a final dividend of 25/- per equity share for the financial year ended March 31, 2026. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 23, 2026 and if approved, would result in a net cash outflow of approximately 10,117 crore (excluding dividend paid on treasury shares).

2.19 Expense by nature

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Employee benefit costs	24,688	22,015	96,383	85,950
Depreciation and amortization	1,424	1,299	4,902	4,812
Travelling costs	532	520	2,097	1,894
Consultancy and professional charges	661	301	2,090	1,655
Cost of Software packages for own use	759	655	2,846	2,467
Third party items bought for service delivery to clients	3,210	3,244	12,876	13,444
Communication costs	141	147	603	620
Cost of technical sub-contractors	3,952	3,276	15,421	12,937
Power and fuel	54	50	223	222
Repairs and maintenance	473	388	1,779	1,547
Rates and taxes	64	77	308	346
Insurance charges	82	73	335	301
Commission to non-whole time directors	5	5	18	18
Branding and marketing expenses	363	344	1,351	1,223
Provision for post-sales client support and other provisions	(106)	(228)	(167)	(110)
Impairment loss recognized / (reversed) on financial assets	(55)	(53)	33	48
Contribution towards Corporate Social Responsibility	177	92	623	585
Others	235	145	675	607
Total cost of sales, selling and marketing expenses and administrative expenses	36,659	32,350	142,396	128,566

2.19.1 Cost of sales

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Employee benefit costs (Refer to note 2.19.4)	22,107	19,849	86,264	77,382
Depreciation and amortization	1,424	1,299	4,902	4,812
Travelling costs	346	353	1,331	1,261
Cost of technical sub-contractors	3,952	3,276	15,421	12,934
Cost of software packages for own use	710	622	2,666	2,349
Third party items bought for service delivery to clients	3,210	3,244	12,876	13,444
Consultancy and professional charges	38	(145)	32	85
Communication costs	74	61	305	287
Repairs and maintenance	160	127	616	497
Provision for post-sales client support and other provisions	(106)	(228)	(167)	(110)
Others	143	117	489	406
Total	32,058	28,575	124,735	113,347

2.19.2 Selling and marketing expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Employee benefit costs (Refer to note 2.19.4)	1,752	1,431	6,779	5,720
Travelling costs	117	105	498	407
Branding and marketing	363	344	1,349	1,220
Communication costs	3	3	14	10
Consultancy and professional charges	77	46	284	157
Others	42	28	153	74
Total	2,354	1,957	9,077	7,588

2.19.3 Administrative expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Employee benefit costs (Refer to note 2.19.4)	829	735	3,340	2,847
Consultancy and professional charges	546	400	1,774	1,413
Repairs and maintenance	309	258	1,147	1,040
Power and fuel	54	50	222	221
Communication costs	64	83	284	323
Travelling costs	69	62	268	226
Impairment loss recognized/(reversed) under expected credit loss model	(55)	(53)	33	48
Rates and taxes	64	77	306	344
Insurance charges	80	72	330	293
Commission to non-whole time directors	5	5	18	18
Contribution towards Corporate Social Responsibility	177	92	623	585
Others*	105	37	239	273
Total	2,247	1,818	8,584	7,631

*	Includes profit on sale of property plant and equipment amounting to 165 crore for the year ended March 31, 2026

2.19.4 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020 (collectively referred to as the “Labour Codes”), which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things, introduce changes including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes, which has resulted in an increase in gratuity liability arising out of past service cost and an increase in leave liability amounting to 1,289 crore, which is recognized in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2026. The Group continues to monitor developments pertaining to the Labour Codes and will evaluate the impact, if any, on the measurement of employee benefits liability.

2.20 Employee Benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity and pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Change in benefit obligations
Benefit obligations at the beginning	2,511	2,116	1,183	1,020
Transfer	3	5	1	-
Service cost	436	335	58	52
Interest expense	180	141	16	18
Remeasurements - Actuarial (gains) / losses	(24)	93	84	69
Past service cost - plan amendments (Refer to note 2.19.4)	1,209	–	–	–
Employee contribution	–	–	44	33
Benefits paid	(214)	(181)	84	(60)
Translation difference	6	2	277	51
Benefit obligations at the end	4,107	2,511	1,747	1,183
Change in plan assets
Fair value of plan assets at the beginning	2,733	2,079	1,137	991
Transfer	3	–	1	–
Interest income	189	151	17	19
Remeasurements- Return on plan assets excluding amounts included in interest income	52	22	73	60
Employer contribution	1,441	656	63	46
Employee contribution	–	–	44	33
Benefits paid	(203)	(176)	84	(60)
Translation difference	1	1	265	48
Fair value of plan assets at the end	4,216	2,733	1,684	1,137
Funded status	109	222	(63)	(46)
Defined benefit plan asset (Refer note 2.4)	192	286	13	11
Defined benefit plan liability (Refer note 2.5)	(83)	(64)	(76)	(57)

Amount for the three months and year ended March 31, 2026 and March 31, 2025 recognized in the Consolidated Statement of Comprehensive income under employee benefit expense:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
Service cost	133	84	436	335	15	13	58	52
Net interest on the net defined benefit liability/(asset)	7	(8)	(9)	(10)	–	–	(1)	(1)
Plan amendments	32	–	1,209	–	–	–	–	–
Net cost	172	76	1,636	325	15	13	57	51

Amount for the three months and year ended March 31, 2026 and March 31, 2025 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(85)	33	(24)	93	21	18	84	69
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	15	2	(52)	(22)	(18)	(15)	(73)	(60)
	(70)	35	(76)	71	3	3	11	9

Break up of actuarial (gains)/losses for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
(Gain)/loss from change in demographic assumptions	–	–	–	–	(8)	–	(32)	–
(Gain)/loss from change in financial assumptions	(26)	95	(10)	38	6	12	24	47
(Gain)/loss from experience adjustment	(59)	(62)	(14)	55	23	6	92	22
	(85)	33	(24)	93	21	18	84	69

The gratuity and pension cost recognized in statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
Cost of sales	155	69	1,464	292	15	13	51	46
Selling and marketing expenses	12	5	115	22	–	–	4	3
Administrative expenses	5	2	57	11	–	–	2	2
	172	76	1,636	325	15	13	57	51

The weighted-average assumptions used to determine benefit obligations as at March 31, 2026 and March 31, 2025 are set out below:

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Discount rate(1)	6.5%	6.5%	1.1%-4.2%	0.9%-3.7%
Weighted average rate of increase in compensation levels(2)	6%	6.0%	1%-3.3%	1%-3%
Weighted average duration of defined benefit obligation(3)	5.7 years	5.7 years	12 years	13 years

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2026 and March 31, 2025 are set out below:

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025	2026	2025	2026	2025
Discount rate	6.5%	7.0%	6.5%	7.0%	0.9-3.7%	1.5%-3.4%	0.9-3.7%	1.5%-3.4%
Weighted average rate of increase in compensation levels	6%	6%	6%	6.0%	1%-3.3%	1%-3%	1%-3.3%	1%-3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2026 and March 31, 2025, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the three months ended March 31, 2026 and March 31, 2025 were 70 crore and 44 crore, respectively and for the pension plan were 23 crore and 20 crore, respectively.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2026 and March 31, 2025 were 241 crore and 173 crore, respectively and for the pension plan were 90 crore and 79 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2026 and March 31, 2025:

Particulars	Pension
	As at
	March 31, 2026	March 31, 2025
Equity	37%	34%
Bonds	21%	30%
Real Estate/Property	23%	26%
Cash and Cash Equivalents	1%	1%
Other	18%	9%

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from	As at March 31, 2026
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	205	70
Weighted average rate of increase in compensation levels	220	12

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute 540 crore to gratuity and 66 crore to pension during the fiscal 2027.

Maturity profile of defined benefit obligation:

(In crore)

	Gratuity	Pension
Within 1 year	721	118
1-2 year	589	126
2-3 year	543	117
3-4 year	493	110
4-5 year	451	121
5-10 years	1,661	556

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Group's financial statements as at March 31, 2026 and March 31, 2025:

(In crore)

Particulars	As at
	March 31, 2026	March 31, 2025
Change in benefit obligations
Benefit obligations at the beginning	13,867	11,879
Service cost	1,088	952
Employee contribution	2,036	1,683
Interest expense	940	862
Actuarial (gains) / loss	95	218
Benefits paid	(1,929)	(1,727)
Benefit obligations at the end	16,097	13,867
Change in plan assets
Fair value of plan assets at the beginning	13,928	11,812
Interest income	944	858
Remeasurements- Return on plan assets excluding amounts included in interest income	(415)	245
Employer contribution	1,170	1,057
Employee contribution	2,036	1,683
Benefits paid	(1,929)	(1,727)
Fair value of plan assets at the end	15,734	13,928
Funded status surplus/(deficit)	(363)	61
Irrecoverable surplus - effect of asset ceiling	–	(61)
Net defined benefit asset/ (liability) (Refer note 2.5)	(363)	–

Amount for the three months and year ended March 31, 2026 and March 31, 2025 recognized in the Consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Service cost	282	257	1,088	952
Net interest on the net defined benefit liability	–	1	–	4
Net provident fund cost	282	258	1,088	956

Amount for the three months and year ended March 31, 2026 and March 31, 2025 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	52	158	95	218
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	400	(95)	415	(245)
Irrecoverable surplus - effect of asset ceiling	(51)	54	(61)	61
Net interest on the net defined benefit asset	(1)	–	(4)	–
	400	117	445	34

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2026	March 31, 2025
Government of India (GOI) bond yield (1)	6.50%	6.50%
Expected rate of return on plan assets	8.25%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligation.

The breakup of the plan assets into various categories as at March 31, 2026 and March 31, 2025 are as follows:

Particulars	As at
	March 31, 2026	March 31, 2025
Central and State government bonds	63%	60%
Public sector undertakings and Private sector bonds	26%	28%
Cash and cash equivalents	3%	4%
Others	8%	8%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2026 the defined benefit obligation would be affected by approximately 76 crore and 151 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 391 crore and 351 crore to the provident fund during the three months ended March 31, 2026 and March 31, 2025, respectively. The Group contributed 1,515 crore and 1,323 crore to the provident fund during the year ended March 31, 2026 and March 31, 2025, respectively. The same has been recognized in the net profit in the consolidated Statement of comprehensive income under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Cost of sales	350	317	1,356	1,191
Selling and marketing expenses	28	23	107	88
Administrative expenses	13	11	52	44
	391	351	1,515	1,323

2.20.3 Superannuation

The group contributed 152 crore and 125 crore to the superannuation plan during the three months ended March 31, 2026 and March 31, 2025, respectively. The group contributed 570 crore and 512 crore to the superannuation plan during the year ended March 31, 2026 and March 31, 2025, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

Superannuation contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Cost of sales	136	113	510	461
Selling and marketing expenses	11	8	40	34
Administrative expenses	5	4	20	17
	152	125	570	512

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Salaries and bonus(1)	23,929	21,426	92,505	83,667
Defined contribution plans	228	188	861	749
Defined benefit plans	531	401	3,017	1,534
	24,688	22,015	96,383	85,950

(1) Includes an employee stock compensation expense of 250 crore and 952 crore for the three months and year ended March 31, 2026 respectively and, includes employee stock compensation expense of 198 crore and 802 crore for the three months and year ended March 31, 2025 respectively (Refer to Note 2.11).

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Cost of sales	22,107	19,849	86,264	77,382
Selling and marketing expenses	1,752	1,431	6,779	5,720
Administrative expenses	829	735	3,340	2,847
	24,688	22,015	96,383	85,949

2.21 Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the interim Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Other income for the three months and year ended March 31, 2026 and March 31, 2025 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2026	2025	2026	2025
Interest income on financial assets carried at amortized cost	273	416	1,624	1,523
Interest income on financial assets carried at fair value through other comprehensive income	267	305	1,069	1,047
Gain/(loss) on investments carried at fair value through profit or loss	84	54	295	287
Gain/(loss) on investments carried at fair value through other comprehensive income	(1)	–	17	2
Gain/(loss) on investments carried at amortized cost	–	4	81	4
Interest income on income tax refund	408	328	421	343
Exchange gains / (losses) on forward and options contracts	(955)	(70)	(2,451)	(205)
Exchange gains / (losses) on translation of other assets and liabilities	1,097	180	2,948	464
Others	(14)	(27)	153	135
Total	1,159	1,190	4,157	3,600

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Bengaluru April 23, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary